20 th Floor Alexandra House 18 Chater Road, Central Hong Kong
TELEPHONE: +852 2826 8688 FACSIMILE: +852 2522 2280 WWW.SULLCROM.COM PARTNERS C. Y. LIN, J.J. LOGIE, K.I. NG, G. WONG REGISTERED FOREIGN LAWYER G.W. BRAY (NEW YORK)	WITH AFFILIATED OFFICES IN BEIJING • MELBOURNE • SYDNEY • TOKYO BRUSSELS • FRANKFURT • LONDON • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

June 1, 2021

VIA EDGAR

Division of Corporation Finance,

U.S. Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Ladies and Gentlemen:

On behalf of XPeng Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we hereby confidentially submit via EDGAR a draft registration statement on Form F-1 (the “Registration Statement”) of the Company in connection with the anticipated global public offering of the Company’s Class A ordinary shares (the “Proposed Offering”).

The Company completed an initial public offering of the American depositary shares, each representing two Class A ordinary shares of the Company, in the United States in August 2020 pursuant to the registration statement on Form F-1 (File No. 333-242283) (the “IPO Registration Statement”), declared effective by the Securities and Exchange Commission (the “Commission”) on August 26, 2020.

The Proposed Offering includes a public offering in Hong Kong for which the Company has applied to list its Class A ordinary shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). Therefore, some of the disclosure in the draft Registration Statement that is not contained in the IPO Registration Statement, the Company’s registration statement on Form F-1 (File No. 333-251164) declared effective by the Commission on December 8, 2020, or the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Commission on April 16, 2021, has been prepared for purposes of complying with the disclosure requirements under the applicable laws and regulations in Hong Kong, including the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, and the comments from the staff of the Hong Kong Stock Exchange and the Executive of the Securities and Futures Commission of Hong Kong.

The Company confirms that the draft Registration Statement is submitted prior to the end of the twelfth month following August 26, 2020, the effective date of the IPO Registration Statement, and that it will publicly file the Registration Statement for the Proposed Offering and the draft Registration Statement, such that these filings will be publicly available on the EDGAR system at least 48 hours prior to the requested effective time and date of the Registration Statement.

Sullivan & Cromwell (Hong Kong) LLP is affiliated with Sullivan & Cromwell  LLP, a limited liability partnership established under the laws of the State of New York.

Division of Corporation Finance	- 2 -

Please direct any questions you may have to the undersigned (tel: +852-2826-8688; e-mail: linc@sullcrom.com). Questions relating to accounting and auditing matters relating to the Proposed Offering may also be directed to Alex Chan (tel: +86-20-3819-2385; e-mail: alex.p.chan@cn.pwc.com) or Alex Du (tel: +86-20-3819-2558; e-mail: alex.du@cn.pwc.com) of PricewaterhouseCoopers Zhong Tian LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ching-Yang Lin
Ching-Yang Lin

(Enclosures)

cc:	XPeng Inc.

Xiaopeng He, Chairman and Chief Executive Officer

Sullivan & Cromwell LLP

Sarah Payne, Partner

Freshfields Bruckhaus Deringer

Calvin C. Lai, Partner

Michael Levitt, Partner

PricewaterhouseCoopers Zhong Tian LLP

Alex Chan, Partner

Alex Du, Partner